Filed Pursuant to Rule 433
Registration No. 333-223208
October 9, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
Equity Index Underlying Supplement dated February 26, 2018
and Index Supplement dated April 28, 2017)

HSBC USA Inc.

# Leveraged Performance Notes Linked to the HSBC Vantage5 Index (USD) Excess Return



## Linked to the HSBC Vantage5 Index (USD) Excess Return (the "Reference Asset")

► The HSBC Vantage5 Index (USD) Excess Return strategy dynamically allocates its weightings each month to a basket of 13 ETFs and cash, aiming to deliver a volatility of 5%

► If the reference asset declines, payment of principal at maturity

► At least 2.30x uncapped exposure (to be determined on the pricing date) to any positive return of the reference asset

► Approximately a 5 year maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Leveraged Performance Notes linked to the HSBC Vantage5 Index (USD) Excess Return (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or Index Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-22 of this free writing prospectus.

**Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.**

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $930 and $950 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-3 and "Risk Factors" beginning on page FWP-8 of this document for additional information.

|  | Price to Public | Underwriting Discount[1] | Proceeds to Issuer |
|---|---|---|---|
| Per Note | $1,000 | | |
| Total | | | |

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-22 of this free writing prospectus.

| The Notes: | | |
|---|---|---|
| Are Not FDIC Insured | Are Not Bank Guaranteed | May Lose Value |

## Indicative Terms[1]

| | |
|---|---|
| **Principal Amount** | $1,000 per Note |
| **Term** | Approximately 5 years |
| **Reference Asset** | HSBC Vantage5 Index (USD) Excess Return (ticker: HSIEV5UE) (the "Index") |
| **Upside Participation Rate** | At least 230% (2.30x) exposure to any positive Reference Return (to be determined on the Pricing Date) |
| **Reference Return** | $\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$ |
| **Payment at Maturity per Note** | **If the Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to:<br><br>$1,000 + Upside Payment<br><br>**If the Reference Return is less than or equal to zero**, you will receive $1,000 per $1,000 Principal Amount (zero return). |
| **Upside Payment** | $1,000 × Reference Return × Upside Participation Rate |
| **Initial Level** | The official Closing Level of the Reference Asset on the Pricing Date |
| **Final Level** | The official Closing Level of the Reference Asset on the Final Valuation Date |
| **Official Closing Level** | The closing level of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the level displayed on the Bloomberg Professional® service page "HSIEV5UE <INDEX>," or on any successor page on the Bloomberg Professional® service or any successor service, as applicable |
| **Pricing Date** | October 18, 2018 |
| **Trade Date** | October 18, 2018 |
| **Original Issue Date** | October 23, 2018 |
| **Final Valuation Date**[2] | October 18, 2023 |
| **Maturity Date**[2] | October 23, 2023 |
| **CUSIP/ISIN** | 40435F5R4 / US40435F5R46 |

[1]As more fully described on page FWP-3.
[2] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

## The Notes

The Notes are designed for investors who believe the Reference Asset will appreciate over the term of the Notes. If the level of the Reference Asset decreases, the Notes provide for a minimum payment of $1,000 per $1,000 Principal Amount at maturity, subject to the credit risk of HSBC. If the Reference Asset appreciates over the term of the Notes, you will realize a return equal to at least 230% (2.30x) (to be determined on the Pricing Date) of the Reference Asset appreciation.

The Index aims to maximize returns for a given level of risk using Modern Portfolio Theory principles and the related concept of Efficient Frontier.

The strategy dynamically allocates its weightings each month to a basket of 13 ETFs and cash, aiming to deliver a volatility of 5%. The strategy uses caps on single assets as well as group caps on asset classes to maintain diversification.

The Index is an excess return index (including reinvested dividends of the ETF constituents). The Index reflects the return of the selected portfolio in excess of the ICE LIBOR USD 3 Month interest rate, and is subject to an index fee of 0.85% per annum, deducted daily.

Regardless of the Index performance, investors will receive at least the Principal Amount at maturity, subject to the Issuer's credit risk.



# HSBC USA Inc.
# Leveraged Performance Notes



**Linked to the HSBC Vantage5 Index (USD) Excess Return**

This free writing prospectus relates to a single offering of Leveraged Performance Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement and Index Supplement dated April 28, 2017 (the "Index Supplement"). All references in the Index Supplement dated April 28, 2017 to the Prospectus dated March 5, 2015 and Prospectus Supplement dated March 5, 2015 shall be deemed to refer to the Prospectus dated February 26, 2018 and Prospectus Supplement dated February 26, 2018, respectively. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or Index Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes.**

**This free writing prospectus relates to an offering of Notes linked to the performance of the HSBC Vantage5 Index (USD) Excess Return (the "Index"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:**

| | |
|---|---|
| **Issuer:** | HSBC USA Inc. |
| **Principal Amount:** | $1,000 per Note |
| **Reference Asset:** | HSBC Vantage5 Index (USD) Excess Return (Ticker: HSIEV5UE) (the "Index") |
| **Trade Date:** | October 18, 2018 |
| **Pricing Date:** | October 18, 2018 |
| **Original Issue Date:** | October 23, 2018 |
| **Final Valuation Date:** | October 18, 2023, is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement. |
| **Maturity Date:** | 3 business days after the Final Valuation Date, which is expected to be October 23, 2023. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement. |
| **Upside Participation Rate:** | At least 230% (2.30x) (to be determined on the Pricing Date) |
| **Payment at Maturity per Note:** | *If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to: |
| | $1,000 + Upside Payment |
| | *If the Reference Return is less than or equal to zero,* you will receive $1,000 per $1,000 Principal Amount (zero return). |
| **Upside Payment:** | $1,000 × Reference Return × Upside Participation Rate |
| **Reference Return:** | The quotient, expressed as a percentage, calculated as follows:<br><br>$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$ |
| **Initial Level:** | The Official Closing Level of the Reference Asset on the Pricing Date. |
| **Final Level:** | The Official Closing Level of the Reference Asset on the Final Valuation Date. |
| **Official Closing Level:** | The closing level of the Reference Asset on any scheduled trading day as determined by the Calculation Agent based upon the level displayed on the Bloomberg Professional® service page " HSIEV5UE <INDEX>," or on any successor page on the Bloomberg Professional® service or any successor service, as applicable. |
| **Form of Notes:** | Book-Entry |
| **Listing:** | The Notes will not be listed on any U.S. securities exchange or quotation system. |
| **CUSIP/ISIN:** | 40435F5R4 / US40435F5R46 |
| **Estimated Initial Value:** | The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any." |

*The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.*

## GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any components included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018, the Equity Index Underlying Supplement dated February 26, 2018 and the Index Supplement dated April 28, 2017. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or Index Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement, Equity Index Underlying Supplement and Index Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, Equity Index Underlying Supplement and Index Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and Index Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

▸ The Index Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420417023279/v465571_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

## Hypothetical and Historical Performance of the Index

The graph below sets forth the hypothetical back-tested performance of the Index from July 28, 2011 through March 14, 2017 and the historical performance of the Index from March 15, 2017 to October 4, 2018. The Index has been calculated by S&P Opco, LLC only since March 15, 2017. The hypothetical back-tested performance of the Index set forth in the graph below was calculated using the selection criteria and methodology employed to calculate the Index since its inception on March 15, 2017.[1]

### HSBC Vantage5 Index (ticker: HSIEV5UE)



## HSBC Vantage5 Index Constituents and Weight Caps

| Group | Asset | ETF Ticker | Asset Cap | Group Cap |
|---|---|---|---|---|
| Developed Equities | SPDR® S&P 500® ETF Trust | SPY | 40% | 60% |
| | iShares® Russell 2000 ETF | IWM | 20% | |
| | PowerShares® S&P 500® Low Volatility Portfolio | SPLV | 20% | |
| | PowerShares® QQQ Trust^SM, Series 1 (Nasdaq 100) | QQQ | 20% | |
| | iShares® MSCI EAFE ETF | EFA | 20% | |
| Developed Bonds | iShares® 20+ Year Treasury Bond ETF | TLT | 40% | 80% |
| | iShares® iBoxx $ Investment Grade Corporate Bond ETF | LQD | 40% | |
| | iShares® iBoxx $ High Yield Corporate Bond ETF | HYG | 15% | |
| Emerging Markets | iShares® MSCI Emerging Markets ETF | EEM | 20% | 30% |
| | iShares® J.P. Morgan USD Emerging Markets Bond ETF | EMB | 10% | |
| Real Assets | iShares® US Real Estate ETF | IYR | 20% | 30% |
| | SPDR® Gold Trust | GLD | 20% | |
| Inflation | iShares® TIPS Bond ETF | TIP | 5% | 5% |
| Cash | Cash - Reinvested ICE LIBOR USD 3 Month | | 50%[2] | 50% |

[1] The hypothetical back-tested Index data only reflects the application of that methodology in hindsight, since the Index was not actually calculated and published prior to March 15, 2017. The hypothetical back-tested Index data cannot completely account for the impact of financial risk in actual trading. There are numerous factors related to the equities, bonds, real estate and commodities markets in general that cannot be, and have not been, accounted for in the hypothetical back-tested Index data, all of which can affect actual performance. Consequently, you should not rely on that data as a reflection of what the actual Index performance would have been had the Index been in existence or in forecasting future Index performance. The graph above also reflects the actual Index performance from March 15, 2017 to October 4, 2018 based on information that we obtained from Bloomberg L.P. Any hypothetical or actual historical upward or downward trend in the level of the Index during any period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the Notes.

[2] This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described in "Information About the Reference Asset — The HSBC Vantage5 Index (USD) Excess Return." For more information about the Index Constituents, see "Information About the ETFs Included in the Index" herein and in the Index Supplement.

# Hypothetical Scenarios

Examples below are for purposes of illustration only. They show hypothetical returns on the Notes, assuming the following:

- Participation Rate of 230%
- Initial Level of 100
- Initial Investment of $1,000

For a more in-depth hypothetical analysis, see "Illustrative Examples" herein.

## Scenario 1
**The Index *has increased by* 20% at maturity. The return on the Notes is 46%, based on the Participation Rate of 230%.**



| Scenario 1 | |
|---|---:|
| Initial Level | 100 |
| Final Level | 120 |
| Index Return | 20% |
| Participation Rate | 230% |
| **Upside Payment**   20% x 230% x $1,000 | **$460** |

Because the Index Return is greater than zero, the **Upside Payment** on the Notes will equal the Index Return multiplied by the Participation Rate multiplied by $1,000. You will receive $1,460 per Note. at maturity.

## Scenario 2
**The Index *has decreased by* 30% at maturity.  The return on the Notes is 0%, a payment of 100% of the Principal Amount at maturity.**



| Scenario 2 | |
|---|---:|
| Initial Level | 100% |
| Final Level | 70% |
| Index Return | -30% |
| Participation Rate | 230% |
| **Upside Payment** | **$0** |

Because the Index Return is less than zero, the **Upside Payment** on the Notes will equal $0. You will only receive the Principal Amount, $1,000 per Note, at maturity.

## INVESTOR SUITABILITY

**The Notes may be suitable for you if:**

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the level of the Reference Asset will increase over the term of the Notes.

▶ You understand the Index and the risks associated with an investment linked to the Index.

▶ You understand that the performance of the Index is linked to the Index Constituents, which are spread across a range of asset classes (developed equities, developed bonds, emerging markets, real assets, inflation-linked instruments and LIBOR).

▶ You understand that the performance of the Index is negatively affected by the daily deduction of a fee of 0.85% per annum, which is subtracted from the excess return performance of the selected Monthly Reference Portfolio (as defined herein) for purposes of determining the level of the Index.

▶ You understand that the Index may be 100% invested in cash (ICE LIBOR USD 3 Month rate).

▶ You are willing to accept the risk and return profile of the Notes versus conventional debt securities with a comparable maturity issued by the Issuer or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of shares of the Index Constituents.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

**The Notes may not be suitable for you if:**

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You do not understand the Index and the risks associated with an investment linked to the Index.

▶ You do not understand that the performance of the Index is linked to the Index Constituents, which are spread across a range of asset classes (developed equities, developed bonds, emerging markets, real assets, inflation-linked instruments and LIBOR).

▶ You do not understand that, or are not comfortable with the fact that, the performance of the Index is negatively affected by the daily deduction of a fee of 0.85% per annum, which is subtracted from the excess return performance of the selected Monthly Reference Portfolio (as defined herein) for purposes of determining the level of the Index.

▶ You do not understand that the Index may be 100% invested in cash (ICE LIBOR USD 3 Month rate).

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by the Issuer or another issuer with a similar credit rating.

▶ You prefer to receive dividends or other distributions paid to holders of shares of the Index Constituents.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

## RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the components comprising the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement, prospectus and Index Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying Equity Index Underlying Supplement and prospectus supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

### *Risk Relating to the Notes*

**The Notes do not pay interest and may not pay more than the stated principal amount at maturity.**

The terms of the Notes differ from those of ordinary debt securities in that the Notes do not pay interest. In addition, if the Final Level is equal to or less than the Initial Level, you will receive for each Note that you hold a payment at maturity that is limited to the principal amount, subject to the credit risk of HSBC. Your return on the Notes may be less than the return available on a conventional fixed or floating rate debt security with a similar maturity, and may not be sufficient to offset factors, such as inflation, that affect the time value of money.

**The amount payable on the Notes is not linked to the level of the Index at any time other than on the Final Valuation Date.**

The Final Level will be the Closing Level of the Index on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the level of the Index appreciates during the term of the Notes on days other than the Final Valuation Date, but then decreases on the Final Valuation Date, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Index prior to such decrease. Although the actual level of the Index on the Maturity Date or at other times during the term of the Notes may be higher than the Final Level, the Payment at Maturity will be based solely on the Closing Level of the Index on the Final Valuation Date.

**The Notes are subject to our credit risk.**

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity and the Upside Payment, if payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

**There are no dividend payments or voting rights.**

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights as would holders of the stocks held by the Index Constituents.

**Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.**

The policies of the reference sponsor of the Reference Asset, which is our affiliate, HSBC Bank plc, concerning additions, deletions and substitutions of the constituents included in the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes and their return.

**The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.**

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

**The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.**

The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

**The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.**

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

**If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.**

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 12 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

**The Notes lack liquidity.**

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

**Potential conflicts of interest may exist.**

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as the Index owner, the calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

**Tax treatment.**

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

*Risks Relating to the Index*

**S&P, the Index Calculation Agent and Index Administrator, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.**

The Index is calculated by the S&P Opco, LLC ("S&P" or the "Index Calculation Agent"), a subsidiary of S&P Dow Jones Indices LLC. The Index Calculation Agent is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. It is entitled to exercise discretion in relation to the Index, including but not limited to the calculation of the level of the Index in the event of an index market disruption event. Although S&P, acting as the Index Calculation Agent, will make all determinations and take all action in relation to the Index acting in good faith, it should be noted that the policies and judgments for which S&P is responsible could have an impact, positive or negative, on the level of the Index and the value of your Notes. S&P may also amend the rules governing the Index in certain circumstances.

Judgments, policies and determinations concerning the Index are made by S&P, as the Index Admnistrator. S&P has no obligation to consider your interests in taking any actions that might affect the value of your Notes. Furthermore, the inclusion of the ETFs in the Index is not an investment recommendation by us or S&P of the ETFs, or any of the assets underlying the ETFs. See "Information About the Reference Asset" below.

**The Index may not be successful, and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.**

The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the ETFs. Furthermore, no assurance can be given that the Index will achieve its target volatility of 5%. The actual realized volatility of the Index may be greater or less than 5%.

**If the market values of the ETFs change, the level of the Index and the market value of your Notes may not change in the same manner.**

Owning the Notes is not the same as owning each of the ETFs. Accordingly, changes in the market values of the ETFs may not result in a comparable change in the level of the Index or the market value of your Notes.

**The Index comprises notional assets.**

The exposures to the ETF constituents and any cash investment are purely notional and will exist solely in the records maintained by or on behalf of the Index Calculation Agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the underlying assets that comprise the Index.

**The Index has a very limited operating history and may perform in unanticipated ways.**

The Index was established on March 15, 2017 and therefore has little to no operating history. Hypothetical back-tested performance prior to the launch of the Index provided in this document refers to simulated performance data created by applying the Index's calculation methodology to historical prices of the ETFs that comprise the Index and levels of ICE LIBOR. Such simulated performance data has been produced by the retroactive application of a back-tested methodology in hindsight, and may give more preference towards ETFs that have performed well in the past. Hypothetical back-tested results are neither an indicator or a guarantor of future results.

As discussed under "Hypothetical and Historical Performance of the Index" above, the hypothetical back-tested performance of the Index prior to March 15, 2017 cannot fully reflect the actual results that would have occurred had the Index actually been calculated during that period, and should not be relied upon as an indication of the Index's future performance. Because of the lack of actual historical Index performance data, your investment in the Notes may involve a greater risk than investing in a security or other instrument linked to one or more indices with an established record of performance. A longer history of actual performance may have been helpful in providing more reliable information on which to assess the Index when making your investment decision.

**The Index is subject to market risks.**

The performance of the Index is dependent on the performance of the 13 ETFs, as constructed in the available Monthly Reference Portfolio, over a change in ICE LIBOR USD 3 Month rate, minus a fee of 0.85% per annum, deducted on a daily basis. As a result, your investment in the Notes is exposed to the price performance of the ETFs, as well as fluctuations in the ICE LIBOR USD 3 Month interest rate. In addition, any increase in the level of the Index may be offset by increases in ICE LIBOR USD 3 Month rate. In certain situations, the Index may be 100% invested in cash (ICE LIBOR USD 3 Month). See "Information About the Reference Asset — The HSBC Vantage5 Index (USD) Excess Return."

**An investment in the Notes carries the risks associated with the Index's momentum investment strategy.**

The Index is constructed using what is generally known as a momentum investment strategy. Momentum investing generally seeks to capitalize on positive trends in the price of assets. As such, the weights of the ETFs in the Index are based on the performance of the ETFs from the immediately preceding 3-month period and 6-month period. However, there is no guarantee that trends existing in the preceding periods will continue in the future. A momentum strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike. As a result, if market conditions do not represent a continuation of prior observed trends, the level of the Index, which is rebalanced based on prior trends, may decline. Additionally, even when the closing prices of the ETFs are trending downwards, the Index will continue to be composed of the 13 ETFs. Due to the "long-only" construction of the Index, the weight of each ETF will not fall below zero in respect of each day during the Monthly Rebalancing Period (as defined below) even if the relevant ETF displayed a negative performance over the relevant six month period. No assurance can be given that the investment strategy used to construct the Index will outperform any alternative index that might be constructed from the ETFs.

**The Index may perform poorly during periods characterized by short-term volatility.**

The Index's strategy is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending, sideways markets, momentum investment strategies are subject to "whipsaws." A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, the Index may perform poorly in non-trending, "choppy" markets characterized by short-term volatility.

**The Index may be partially uninvested.**

The strategy tracks the excess return of a notional dynamic basket of ETFs and cash over a change in the ICE LIBOR USD 3 Month interest rate. The weight of a Cash Investment (if any) for a Monthly Reference Portfolio at any given time represents the portion of the Monthly Reference Portfolio that is uninvested in the applicable ETF basket at that time. As such, any allocation to a Cash Investment within the Index, which also accrues at the ICE LIBOR USD 3 Month interest rate, will not affect the level of the Index. The Index will reflect no return for any uninvested portion (i.e., any portion represented by a Cash Investment). Accordingly, to the extent that the Index is allocated to the Cash Investment, it may not reflect the full increase of any relevant ETF component. Under certain situations, the Index may be 100% invested in Cash. See "Information About the Reference Asset — The HSBC Vantage5 Index (USD) Excess Return" " and "— If and when ICE LIBOR USD 3 Month ceases to be published, the Index Administrator will choose a replacement rate" below.

**An ETF included in the Index may be replaced by a substitute ETF in certain extraordinary events.**

Following the occurrence of certain extraordinary events with respect to an ETF, the affected ETF may be replaced by a substitute ETF. You should realize that the changing of an ETF may affect the performance of the Index, and therefore, the return on the Notes, as the replacement ETF may perform significantly better or worse than the affected ETF.

**Correlation of performances among the ETFs may reduce the return on the Notes.**

Performances of the ETFs may become highly correlated from time to time during the term of the Notes, including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the ETFs and which has a higher weighting in the Index relative to any of the other sectors or asset types, as determined by the Index's strategy. High correlation during periods of negative returns among ETFs representing any one sector or asset type and which ETFs have a substantial percentage weighting in the Index could have an adverse effect on any payments on, and the value of, your Notes.

**Changes in the value of the ETFs may offset each other.**

Because the Index is linked to the performance of the ETFs, which collectively represent a diverse range of asset classes and geographic regions, price movements between the ETFs representing different asset classes or geographic regions may not correlate with each other. At a time when the value of an ETF representing a particular asset class or geographic region increases, the value of other ETFs representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the value of some of the ETFs may be moderated, or more than offset, by lesser increases or declines in the level of other ETFs. Declines in the value of ETFs that have a higher percentage weighting in the Index at any time will result in a greater loss in the level of the Index.

**The level of the Index includes the deduction of the ICE LIBOR USD 3 Month interest rate and a fee.**

One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the applicable Monthly Reference Portfolio of both the ICE LIBOR USD 3 Month interest rate and a fee of 0.85% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted. For example, assuming the ICE LIBOR USD 3 Month interest rate is 0.20% per year, for the Index level to increase by 1% per year, the Monthly Reference Portfolio will have to increase by approximately 2.05% per year.

*There are risks associated with the ETFs.*

**The performance and market value of an ETF during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of that ETF.**

During periods of market volatility, securities underlying an ETF may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of that ETF and the liquidity of that ETF may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of that ETF. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of that ETF. As a result, under these circumstances, the market value of shares of an ETF may vary substantially from the net asset value per share of that ETF. For all of the foregoing reasons, the performance of an ETF may not correlate with the performance of its underlying index as well as the net asset value per share of that ETF, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

**The ETFs may have a limited operating history.**

Although the ETFs are listed for trading and a number of similar products have been traded on the same and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETFs or that there will be liquidity in the trading market.

In addition, the ETFs are subject to management risk, which is the risk that the applicable investment adviser's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the ETFs, and consequently, the value of the Notes.

**The trading prices of the ETFs may be affected by limited liquidity and management events.**

Although the ETFs are listed for trading and a number of similar products have been traded on the same and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the ETFs or that there will be liquidity in the trading market. A lack of liquidity in the trading market for any ETF may have a negative effect on the market price of the shares of that ETF and, consequently, the value of the Notes.

In addition, the ETFs are subject to management risk, which is the risk that the applicable investment adviser's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the ETFs, and consequently, the value of the Notes.

**Risks Relating to the Equity/Bond ETFs**

**The low volatility index underlying the PowerShares® S&P 500® Low Volatility Portfolio ETF may be volatile.**

While the underlying index of the PowerShares® S&P 500® Low Volatility Portfolio ETF has been designed in part to mitigate the effects of volatility, there is no assurance that it will be successful in doing so. It is also possible that the features of this underlying index designed to address the effects of volatility will instead adversely affect the performance of the PowerShares® S&P 500® Low Volatility Portfolio ETF and, consequently, the return on the Notes.

**The Notes will be subject to currency exchange risk.**

Because the prices of some or all of the securities composing two of the 13 ETFs (the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF) (the "Component Securities") are converted into U.S. dollars for the purposes of calculating the value of the relevant ETFs, holders of the Notes will be exposed to currency exchange rate risk with respect to each of the relevant currencies. An investor's net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the weight of the Component Securities in the relevant ETFs denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against those currencies, the value of the relevant ETFs will be adversely affected and any return on the Notes may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments;

- political, civil or military unrest; and

- the extent of governmental surpluses or deficits in the relevant countries and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries, the United States and other countries important to international trade and finance.

**If the prices of the equity securities held by an ETF holding primarily foreign equity securities (a "foreign ETF") are not converted into U.S. dollars for purposes of calculating the net asset value of that foreign ETF, the amount payable on the Notes at maturity will not be adjusted for changes in exchange rates that might affect that foreign ETF.**

Because the prices of the equity securities held by a foreign ETF are not converted into U.S. dollars for purposes of calculating the net asset value of that foreign ETF and although the equity securities held by that foreign ETF are traded in currencies other than U.S. dollars, and the Index, which is linked in part to that foreign ETF, are denominated in U.S. dollars, the amount payable on the Notes at maturity, if any, will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the equity securities held by that foreign ETF are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect the value of the Notes. Any payments in respect of the Notes will be determined solely in accordance with the procedures described in this free writing prospectus.

**Changes in the volatility of exchange rates, and the correlation between those rates and the prices of the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF, are likely to affect the market value of the Notes.**

The exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated refers to a foreign exchange spot rate that measures the relative values of two currencies – the particular currency in which a Component Security is denominated and the U.S. dollar. This exchange rate reflects the amount of the particular currency in which a Component Security is denominated that can be purchased for one U.S. dollar and thus increases when the U.S. dollar appreciates relative to the particular currency in which a Component Security is denominated. The volatility of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated refers to the size and frequency of changes in that exchange rate.

Because the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF are calculated, in part, by converting the closing prices of the Component Securities into U.S. dollars, the volatility of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated could affect the market value of the Notes.

The correlation of the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated and the value of the relevant ETF refer to the relationship between the percentage changes in that exchange rate and the percentage changes in the net asset value of that ETF. The direction of the correlation (whether positive or negative) and the extent of the correlation between the percentage changes in the exchange rate between the U.S. dollar and each of the currencies in which the Component Securities are denominated and the percentage changes in the net asset value of that ETF could affect the value of the Notes.

**An investment in the Notes is subject to risks associated with non-U.S. securities markets, including emerging markets.**

The equity securities that are held by the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF, two of the ETFs, have been issued by non-U.S. issuers. In addition, the iShares® iBoxx $ Investment Grade Corporate Bond ETF and the iShares® iBoxx $ High Yield Corporate Bond ETF, which are also ETFs, may include U.S. dollar-denominated bonds of foreign corporations. Investments in securities linked to the value of non-U.S. securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission (the "SEC"), and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of these countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These countries may be subjected to different and, in some cases, more adverse economic environments.

The economies of emerging market countries in particular face several concerns, including relatively unstable governments that may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and which may have less protection of property rights than more developed countries. These economies may also be based on only a few industries, be highly vulnerable to changes in local and global trade conditions and may suffer from extreme and volatile debt burdens or inflation rates. In addition, local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Some or all of these factors may influence the value of the relevant ETFs, and therefore, the Index. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors. You cannot predict the future performance of such ETFs based on their historical performance. The value of any such ETFs may decrease, resulting in a decrease in the level of the Index, which may adversely affect the value of the Notes.

**Even if our or our affiliates' securities are held by iShares® MSCI EAFE ETF and iShares® iBoxx $ Investment Grade Corporate Bond ETF, we or our affiliates will not have any obligation to consider your interests.**

Our parent, HSBC Holdings plc, is currently one of the companies included in the MSCI EAFE Index, the underlying index to the iShares® MSCI EAFE ETF, and we and our affiliates have securities that are currently included in the iShares® iBoxx $ Investment Grade Corporate Bond ETF. We will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the price of the iShares® MSCI EAFE ETF, the iShares® iBoxx $ Investment Grade Corporate Bond ETF, or any other ETF that holds or may hold our or our affiliates' securities.

**The Notes are subject to significant risks associated with fixed-income securities, including interest rate-related risks.**

Five of the ETFs (the iShares® 20+ Year Treasury Bond ETF, the iShares® iBoxx $ Investment Grade Corporate Bond ETF, the iShares® iBoxx $ High Yield Corporate Bond ETF, the iShares® J.P. Morgan USD Emerging Markets Bond ETF and the iShares® TIPS Bond ETF, which we collectively refer to as the "Bond ETFs") are bond ETFs that attempt to track the performance of indices composed of fixed income securities. Investing in the Notes linked indirectly to these ETFs differs significantly from investing directly in bonds to be held to maturity as the values of the Bond ETFs change, at times significantly, during each trading day based upon the current market prices of their underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds. The market prices of the bonds underlying each of the iShares® iBoxx $ Investment Grade Corporate Bond ETF and the iShares® iBoxx $ High Yield Corporate Bond ETF are determined by reference to the bid and ask quotations provided by 10 contributing banks, one of which is our affiliate.

In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Bond ETFs, is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations. The eligibility criteria for the securities included in the indices that underlie the Bond ETFs, which each mandate that each security must have a minimum term remaining to maturity (ranging from one year to 20 years) for continued eligibility, means that, at any time, only longer-term securities underlie the Bond ETFs, which thereby increases the risk of price volatility in the underlying securities and, consequently, the volatility in the value of the Index. As a result, rising interest rates may cause the value of the bonds underlying the Bond ETFs, the Bond ETFs and the Index to decline, possibly significantly.

Interest rates are subject to volatility due to a variety of factors, including:

- sentiment regarding underlying strength in the U.S. and global economies;

- expectations regarding the level of price inflation;

- sentiment regarding credit quality in the U.S. and global credit markets;

- central bank policies regarding interest rates; and

- the performance of U.S. and foreign capital markets.

Recently, U.S. treasury notes have been trading near their historic high trading price. If the price of the U.S. treasury notes reverts to its historic mean or otherwise falls, as a result of a general increase in interest rates or perceptions of reduced credit quality of the U.S. government or otherwise, the value of the bonds underlying the iShares® 20+ Year Treasury Bond ETF will decline, which could have a negative impact on the performance of the Index and the return on your Notes.

In addition, the iShares® TIPS Bond ETF includes inflation-protected bonds, which typically have lower yields than conventional fixed-rate bonds because of their inflation adjustment feature. For the iShares® TIPS Bond ETF, if inflation is low, the benefit received from the inflation-protected feature of the underlying bonds may not sufficiently compensate you for this reduced yield.

**The Notes are subject to significant risks associated with fixed-income securities, including credit risk.**

The prices of the underlying bonds are significantly influenced by the creditworthiness of the issuers of the bonds. The bonds underlying the Bond ETFs may have their credit ratings downgraded, including in the case of the bonds included in the iShares® iBoxx $ Investment Grade Corporate Bond ETF, a downgrade from investment grade to non-investment grade status, or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the underlying bonds may suffer significant and rapid price declines. These events may affect only a few or a large number of the underlying bonds. For example, during the recent credit crisis in the United States, credit spreads widened significantly as the market demanded very high yields on corporate bonds and, as a result, the prices of the bonds underlying the Bond ETFs dropped significantly. There can be no assurance that some or all of the factors that contributed to this credit crisis will not continue or return during the term of the Notes, and, consequently, depress the price, perhaps significantly, of the underlying bonds and therefore the value of the Bond ETFs, the Index and the Notes. Consequently, if you were to sell your Notes prior to maturity, their price in the secondary market may be adversely affected by these types of credit risk.

Further, the iShares® iBoxx $ High Yield Corporate Bond ETF is designed to provide a representation of the U.S. dollar high yield corporate market and is therefore subject to high yield securities risk, being the risk that securities that are rated below investment grade (commonly known as "junk bonds," including those bonds rated at BB+ or lower by S&P or Fitch or Ba1 by Moody's) may be more volatile than higher-rated securities of similar maturity. High yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.

**An investment in the Notes is subject to risks associated with small capitalization stocks.**

The stocks that constitute the Russell 2000® Index and that are held by the iShares® Russell 2000 ETF are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

**Risks associated with the real estate industry will affect the price of shares of the iShares® U.S. Real Estate ETF and the value of the Notes.**

The real estate industry is cyclical and has from time to time experienced significant difficulties. The prices of the securities included in the Dow Jones U.S. Real Estate Index and held by the iShares® U.S. Real Estate ETF and, in turn, the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® U.S. Real Estate ETF, as applicable, will be affected by a number of factors that may either offset or magnify each other, including:

- employment levels and job growth;

- the availability of financing for real estate;

- interest rates;

- consumer confidence;

- the availability of suitable undeveloped land;

- federal, state and local laws and regulations concerning the development of land, construction, home and commercial real estate sales, financing and environmental protection; and

- competition among companies that engage in the real estate business.

The difficulties described above could cause a downturn in the real estate industry generally or regionally and could cause the value of the securities included in the Dow Jones U.S. Real Estate Index and held by the iShares® U.S. Real Estate ETF and the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® U.S. Real Estate ETF, as applicable, to decline or remain flat during the term of the Notes.

**Risks associated with Real Estate Investment Trusts will affect the value of the Notes.**

The Dow Jones U.S. Real Estate Index and the iShares® U.S. Real Estate ETF are composed of a variety of real-estate-related stocks including real estate investment trusts ("REITs"). REITs invest primarily in income-producing real estate or real-estate-related loans or interests. Investments in REITs, though not direct investments in real estate, are still subject to the risks associated with investing in real estate. The following are some of the conditions that might impact the structure of and cash flow generated by REITs and, consequently, the value of REITs and, in turn, the Dow Jones U.S. Real Estate Index and the iShares® U.S. Real Estate ETF:

- a decline in the value of real estate properties;

- extended vacancies of properties;

- increases in property and operating taxes;

- increased competition or overbuilding;

- a lack of available mortgage funds or other limits on accessing capital;

- tenant bankruptcies and other credit problems;

- limitation on rents, including decreases in market rates for rents;

- changes in zoning laws and governmental regulations;

- costs resulting from the clean-up of, and legal liability to third parties for, damages resulting from environmental problems;

- investments in developments that are not completed or that are subject to delays in completion;

- risks associated with borrowing;

- changes in interest rates;

- casualty and condemnation losses; and

- uninsured damages from floods, earthquakes or other natural disasters.

The factors above may either offset or magnify each other. To the extent that any of these conditions occur, they may negatively impact a REIT's cash flow and cause a decline in the share price of a REIT, and, consequently, the level of the Dow Jones U.S. Real Estate Index and the price of shares of the iShares® U.S. Real Estate ETF. In addition, some REITs have relatively small market capitalizations, which can increase the volatility of the market price of securities issued by those REITs. Furthermore, REITs are dependent upon specialized management skills, have limited diversification and are, as a result, subject to risks inherent in operating and financing a limited number of projects. To the extent that such risks increase the volatility of the market price of securities issued by REITs, they may also, consequently, increase the volatility of the Dow Jones U.S. Real Estate Index and the iShares® U.S. Real Estate ETF.

**There will be no direct correlation between the value of the Notes or the price of the iShares® U.S. Real Estate ETF and residential housing prices.**

There is no direct linkage between the price of shares of the iShares® U.S. Real Estate ETF and residential housing prices in specific regions or residential housing prices in general. While residential housing prices may be one factor that could affect the prices of the securities held by the Real Estate Constituent and consequently the price of shares of the iShares® U.S. Real Estate ETF, the price of shares of the iShares® U.S. Real Estate ETF and therefore the value of the Notes are not directly linked to movements of residential housing prices and may be affected by factors unrelated to such movements.

**The performance of each Equity/Bond ETF may not correlate with the performance of its Underlying Index.**

Each Equity/Bond ETF (other than the SPDR® S&P 500® ETF Trust) uses a representative sampling indexing strategy to attempt to track the performance of its Underlying Index. Pursuant to such representative sampling indexing strategy, each applicable Equity/Bond ETF invests in a representative sample of securities that collectively has an investment profile similar to its Underlying Index; however, each applicable Equity/Bond ETF may not hold all or substantially all of the securities included in its Underlying Index. Therefore, while the performance of each such Equity/Bond ETF is linked principally to the performance of its Underlying Index, the performance of that Equity/Bond ETF is also generally linked in part to assets other than the securities included in the Underlying Index because the investment adviser to each applicable Equity/Bond ETF generally may invest up to a certain percentage of the Equity/Bond ETF's assets in securities not included in the Underlying Index, but which the investment adviser believes will help the Equity/Bond ETF track the Underlying Index, and in other assets, including shares of money market funds affiliated with or advised by the investment adviser.

In addition, the performance of each Equity/Bond ETF will reflect additional transaction costs and fees that are not included in the calculation of the relevant Underlying Index. Also, the component stocks of each Equity/Bond ETF, if applicable, may be unavailable in the secondary market or due to other extraordinary circumstances. Corporate actions with respect to the sample of securities (such as mergers and spin-offs) also may impact the variance between each Equity/Bond ETF and its Underlying Index. Finally, because the shares of each Equity/Bond ETF are traded on the NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one share of each Equity/Bond ETF may differ from the net asset value per share of the each such Equity/Bond ETF.

For all of the foregoing reasons, the performance of each Equity/Bond ETF may not correlate with the performance of the relevant Underlying Index. Consequently, the return on the Notes will not be the same as investing directly in any Equity/Bond ETF or any relevant Underlying Index or in the securities held by any Equity/Bond ETF or included in any relevant Underlying Index, and will not be the same as investing in a security or another financial product with a payment linked to the performance of the relevant Underlying Index.

*Risks Relating to the SPDR® Gold Shares*

**Distortions or disruptions of market trading in gold and related futures markets may adversely affect the value of the Notes.**

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of shares of the SPDR® Gold Shares and therefore, the level of the Index and the value of your Notes.

**The Notes will not be regulated by the Commodity Futures Trading Commission.**

The net proceeds to be received by us from the sale of the Notes will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the Notes thus neither constitutes an investment in futures contracts, options on futures contracts nor a collective investment vehicle that trades in these futures contracts (i.e., the Notes will not constitute a direct or indirect investment by you in the futures contracts), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission, commonly referred to as the "CFTC." Among other things, this means that we are not registered with the CFTC as a futures commission merchant and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant.

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. Because the Notes will not be interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator, and you will not benefit from the CFTC's or any non U.S. regulatory authority's regulatory protections afforded to persons who invest in regulated commodity pools.

**The price of gold is volatile and is affected by numerous factors.**

The value of the SPDR® Gold Shares is closely related to the price of gold. A decrease in the price of gold may have a material adverse effect on the value of the Notes and your return on your investment in the Notes. Gold is subject to the effect of numerous factors. The following describes some of the factors affecting gold.

The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, speculative trading activities, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions that hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

**Economic or political events or crises could result in large-scale purchases or sales of gold, which could affect the price of gold and may adversely affect the value of your Notes.**

Many investors, institutions, governments and others purchase and sell gold as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of gold by market participants may affect the price of gold, which could adversely affect the value of your Notes. Crises in the future may impair gold's price performance which would, in turn, adversely affect the shares of the SPDR® Gold Shares and your investment in the Notes.

**Substantial sales of gold by governments or public sector entities could result in price decreases, which would adversely affect the value of your Notes.**

Governments and other public sector entities, such as agencies of governments and multi-national institutions, regularly buy, sell and hold gold as part of the management of their reserves. In the event that economic, political or social conditions or pressures require or motivate public sector entities to sell gold, in a coordinated or uncoordinated manner, the resulting purchases could cause the price of gold to decrease substantially, which could adversely affect the value of your Notes.

**Gold is traded on the London Bullion Market Association, so an investment in the Notes may be subject to risks associated with the London Bullion Market Association.**

The Index is linked to the SPDR® Gold Shares, which is closely related to its underlying commodity (e.g., gold) that is traded on the London Bullion Market Association (the "LBMA"). Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

The price of gold is determined to a significant extent by reference to fixing prices reported by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

**The LBMA has no obligation to consider your interests.**

The price of the SPDR® Gold Shares is closely related to the price of gold. The LBMA is responsible for calculating the official settlement price or fixing level, as applicable, for gold. The LBMA may alter, discontinue or suspend calculation or dissemination of the official settlement price or fixing level, as applicable, for gold. Any of these actions could adversely affect the value of the Notes. The LBMA has no obligation to consider your interests in calculating or revising the official settlement price or fixing level, as applicable, for gold.

**The performance of the SPDR® Gold Shares may not correlate with the price of gold.**

The performance of the SPDR® Gold Shares may not fully replicate the performance of the price of gold due to the fees and expenses charged by the SPDR® Gold Shares or by restrictions on access to gold due to other circumstances. The SPDR® Gold Shares does not generate any income and as the SPDR® Gold Shares regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each share gradually declines over time. The SPDR® Gold Shares sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. The sale of SPDR® Gold Shares' gold to pay expenses at a time of low gold prices could adversely affect the level of the Index and the value of the Notes. Additionally, there is a risk that part or all of the SPDR® Gold Shares' gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise.

The net asset value of the SPDR® Gold Shares will reflect the performance of gold. However, because the shares of the SPDR® Gold Shares are traded on NYSE Arca, Inc. and are subject to market supply and investor demand, the market value of one share of the SPDR® Gold Shares may differ from the net asset value per share of the SPDR® Gold Shares.

For all of the foregoing reasons, the performance of the SPDR® Gold Shares over the term of the Notes may not correlate with the performance of the return on gold over the same period. Consequently, the return on the Notes will not be the same as investing directly in the SPDR® Gold Shares, gold or other exchange-traded or over-the-counter instruments based on gold, and will not be the same as investing in a Note or another financial product with payments linked in part to the performance of the SPDR® Gold Shares.

*Risks Relating to ICE LIBOR USD 3 Month*

**ICE LIBOR USD 3 Month may be volatile and will be affected by a number of factors.**

ICE LIBOR USD 3 Month is subject to volatility due to a variety of factors, including but not limited to:
- interest and yield rates in the market,
- changes in, or perceptions, about the future level of LIBOR,
- general economic conditions,
- policies of the Federal Reserve Board regarding interest rates,
- supply and demand among banks in London for U.S. dollar-denominated deposits with relevant term,
- sentiment regarding underlying strength in the U.S. and global economies,
- expectations regarding the level of price inflation,
- sentiment regarding credit quality in the U.S. and global credit markets,
- central bank policy regarding interest rates,
- inflation and expectations concerning inflation,
- performance of capital markets,
- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect markets generally and that may affect LIBOR, and the time remaining to the maturity of the Notes.

The impact of any of the factors set forth above may enhance or offset some or any of the changes resulting from another factor or factors. Decreases in the level of the ICE LIBOR USD 3 Month may reduce the level of the Index and consequently, the return on the Notes.

**It is unclear how changes in the method for determining the ICE LIBOR USD 3 Month may affect the value of the Notes.**

On September 28, 2012, the U.K. Government requested a review of LIBOR to address concerns about the accuracy of its calculation (the "Wheatley Review"). Based on the Wheatley Review, the U.K. Financial Services Authority published final rules for the U.K. Financial Conduct Authority's regulation and supervision of LIBOR (the "FCA Rules") that took effect on April 2, 2013. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards and/or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. In addition, ICE Benchmark Administration Limited was appointed as the independent LIBOR Administrator, effective February 1, 2014. On July 27, 2017, the Chief Executive of the FCA, which regulates LIBOR, announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021.

It is not possible to predict the effect of the FCA Rules, any changes in the methods pursuant to which LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the U.K. and elsewhere, which may adversely affect the trading market for LIBOR-based instruments, such as the Notes.

**If and when ICE LIBOR USD 3 Month ceases to be published, the Index Administrator will choose a replacement rate.**

If, as discussed above, LIBOR ceases to be published in 2021, the Index Administrator will, pursuant to the Index methodology, choose a replacement rate that it determines, in its discretion, possesses similar characteristics or provides a substantially similar exposure as did ICE LIBOR USD 3 Month prior to its cessation.  At this time, the replacement rate is not known and market participants have not yet agreed upon a LIBOR replacement.  There can be no assurances that a replacement rate for ICE LIBOR USD 3 Month may not adversely affect the level of the Index and the value of the Notes.

## ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index. We cannot predict the Closing Level of the Index on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level of the Index used in the illustrations below is not the actual Initial Level of the Index. You should not take these examples as an indication or assurance of the expected performance of the Index. The numbers appearing in the examples below have been rounded for ease of analysis.

The following table and examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 deposit in the Notes. The table and the examples below assume that the Notes are held to maturity, that the Initial Level of the Index is 100 and that the Upside Participation Rate is 230%. The actual Initial Level and Upside Participation Rate will be determined on the Pricing Date.

| Reference Return ((Final Level – Initial Level) / Initial Level) | The Reference Return Multiplied by the Upside Participation Rate (Based on the Upside Participation Rate of 230%) | Upside Payment (the Principal Amount Multiplied by the Reference Return and the Upside Participation Rate) | Payment at Maturity (the Principal Amount Plus the Upside Payment, If Applicable) |
|---|---|---|---|
| 100.00% | 230.00% | $2,300 | $3,300 |
| 90.00% | 207.00% | $2,070 | $3,070 |
| 80.00% | 184.00% | $1,840 | $2,840 |
| 70.00% | 161.00% | $1,610 | $2,610 |
| 60.00% | 138.00% | $1,380 | $2,380 |
| 50.00% | 115.00% | $1,150 | $2,150 |
| 40.00% | 92.00% | $920 | $1,920 |
| 30.00% | 69.00% | $690 | $1,690 |
| 20.00% | 46.00% | $460 | $1,460 |
| 10.00% | 23.00% | $230 | $1,230 |
| 0.00% | 0.00% | $0 | $1,000 |
| -10.00% | 0.00% | $0 | $1,000 |
| -20.00% | 0.00% | $0 | $1,000 |
| -30.00% | 0.00% | $0 | $1,000 |
| -40.00% | 0.00% | $0 | $1,000 |
| -50.00% | 0.00% | $0 | $1,000 |
| -60.00% | 0.00% | $0 | $1,000 |
| -70.00% | 0.00% | $0 | $1,000 |
| -80.00% | 0.00% | $0 | $1,000 |
| -90.00% | 0.00% | $0 | $1,000 |
| -100.00% | 0.00% | $0 | $1,000 |

Because the Upside Payment per $1,000 in Principal Amount will not be less than zero, you will always receive at maturity at least the Principal Amount.

The Notes are not intended to be short-term trading instruments and should be held to maturity. The price at which you will be able to sell your Notes prior to maturity may be substantially less than the Principal Amount of the Notes, even in cases where the level of the Index has increased since the Pricing Date. The potential returns described here assume that your Notes are held to maturity.

**Example 1: The Index level increases over the term of the Notes.**

| | |
|---|---|
| Initial Level: | 100 |
| Final Level: | 130 |
| Reference Return: | 30% |
| Upside Participation Rate: | 230% |
| Upside Payment: | $690 |

In this example, you will receive a payment of $1,690 per $1,000 Principal Amount at maturity.

At maturity, investors will receive the Payment at Maturity, which will equal the Principal Amount plus the Upside Payment. The Upside Payment equals the Principal Amount multiplied by the Reference Return and the Upside Participation Rate. Since the Reference Return multiplied by the Upside Participation Rate is greater than zero, the Notes would pay $1,690 per $1,000 Principal Amount at maturity.

Example 1 shows that where the Reference Return is greater than zero, the investor will receive a return equal to the Upside Payment.

**Example 2: The Index level decreases over the term of the Notes.**

| | |
|---|---|
| Initial Level: | 100 |
| Final Level: | 70 |
| Reference Return: | -30% |
| Upside Participation Rate: | 230% |
| Upside Payment: | Not Applicable |

In this example, you will receive a payment of $1,000 per $1,000 Principal Amount at maturity.

Since the Reference Return is less than or equal to zero, at maturity, investors will receive the Payment At Maturity, which will equal the Principal Amount. The Notes would pay $1,000 per $1,000 Principal Amount at maturity.

Example 2 shows that where the Reference Return is less than or equal to zero, the investor will only receive a return equal to zero, which may be less than the return that the investor would have received if he or she had purchased a conventional debt security.

## EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus.  In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date.  If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

## SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes.  Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors.  HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus.  HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

## U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Notes," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 3.85% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,208.17 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

| Year | OID |
| --- | --- |
| 2018 | $7.28 |
| 2019 | $38.78 |
| 2020 | $40.27 |
| 2021 | $41.82 |
| 2022 | $43.43 |
| 2023 | $36.58 |

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the Notes and market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 10th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However,

Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

## INFORMATION ABOUT THE REFERENCE ASSET

### General

This free writing prospectus is not an offer to sell and it is not an offer to buy interests in the Index or any of the ETFs included in the Index. All disclosures contained in this free writing prospectus regarding the Reference Asset, including its make-up, method of calculation and changes in its components, are derived from publicly available information. This description of the Index is qualified in its entirety by the full description in its methodology, which is available at http://www.customindices.spindices.com/indices/custom-indices/hsbc-vantage5-index-usd-excess-return. Information contained on that website is not included or incorporated by reference in this document. You should make your own investigation into the Reference Asset.

### The HSBC Vantage5 Index (USD) Excess Return

The HSBC Vantage5 Index (USD) Excess Return (the "Index") uses a momentum based strategy. The Index is based on a systematic investment strategy that, each month, constructs a notional portfolio ("Monthly Reference Portfolio") that is derived from two underlying portfolios created from a basket of 13 ETFs and cash (each, an "Index Constituent"). The underlying portfolios are created from a combination of the Index Constituents that result in the highest historical 3-month return ("Short Term Portfolio") and 6-month return ("Long Term Portfolio," together with the Short Term Portfolio, the "Eligible Portfolios"), subject to weight constrains and target volatility of 5%. The Index reflects the excess return performance of the Monthly Reference Portfolio over the ICE LIBOR USD 3 Month interest rate, minus a fee of 0.85% per annum, deducted on a daily basis. If a Short Term Portfolio or a Long Term Portfolio that meets the target volatility constraint cannot be identified, then the target volatility constraint will be gradually increased by 0.25%, up to a cap of 7.50%. If the target volatility constraint is at 7.50% and there is still no Eligible Portfolio, then the cap on Cash within such portfolio will be gradually increased in 10% increments until a suitable portfolio with the target volatility of 7.50% is constructed. Under these circumstances, the Index may be 100% invested in Cash.

The Index Constituents represent a diverse range of asset classes, subject to caps on both single assets as well as asset classes to avoid an over concentration in any single asset and to promote diversification. The Index uses the (annualized) volatility of 126 daily observations (six-months' worth of weekly returns) of the Index Constituents as a risk measure. The Index selects each month the Short Term Portfolio and Long Term portfolio with the highest returns that also meet the volatility and weight constraints. The weights allocated to the Index Constituents within the Short Term Portfolio and Long Term Portfolio are determined with the aim that the volatility of the Short Term Portfolio and Long Term Portfolio is not higher than 5%. The Monthly Reference Portfolio is constructed by allocating 50% to the Short Term Portfolio and 50% to the Long Term Portfolio.

The level of the Index is calculated based on the returns of the constructed Monthly Reference Portfolio in excess of the ICE LIBOR USD 3 Month interest rate, less the Index fees of 0.85% per annum (subtracted daily).

The Index is described as a "notional" or synthetic portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the Index level.

The Index owner is HSBC Bank plc. The Index is calculated and administered by S&P Opco LLC ("S&P"), a subsidiary of S&P Dow Jones Indices LLC, as the Index Calculation Agent and Index Administrator, in accordance with the rules that are summarized below.

**Index Construction Steps**

**Step 1:**

‣ Construct a multi-asset portfolio of cash and US-listed ETFs ranging across multiple asset classes with sufficient liquidity and market capacity. See below for Investment Categories.

**Step 2:**

‣ Select a Short Term Portfolio based on the Index Constituent returns over the immediately preceding 3 month period and a Long Term Portfolio based on the Index Constituent returns over the immediately preceding 6 month period. Each portfolio has the highest performance based on the dynamic allocation to the Index Constituents, subject to weight constraints below and targeted volatility of 5%.

**Step 3:**

‣ Construct Monthly Reference Portfolio consisting of all Index Constituents from the Short Term Portfolio and Long Term portfolio. The Monthly Reference Portfolio is constructed by allocating 50% to the Short Term Portfolio and 50% to the Long Term Portfolio.

**Step 4:**

‣ Each month, the Index invests in the Monthly Reference Portfolio. The level of the Index reflects the returns of the Monthly Reference Portfolio in excess of the ICE LIBOR USD 3 Month interest rate, minus an index fee of 0.85% per annum.

**Index Investment Categories Composition**

The Index invests in a universe of 13 ETFs and cash. The ETFs are divided broadly into five thematic Investment Categories (Groups), subject to caps on both single assets as well as asset classes.

| Group | Asset | ETF Ticker | Asset Cap | Group Cap |
|---|---|---|---|---|
| Developed Equities | SPDR® S&P 500® ETF Trust | SPY | 40% | 60% |
| | iShares® Russell 2000 ETF | IWM | 20% | |
| | PowerShares® S&P 500 Low Volatility Portfolio | SPLV | 20% | |
| | PowerShares® QQQ Trust Series 1 (Nasdaq 100) | QQQ | 20% | |
| | iShares® MSCI EAFE ETF | EFA | 20% | |
| Developed Bonds | iShares® 20+ Year Treasury Bond ETF | TLT | 40% | 80% |
| | iShares® iBoxx $ Investment Grade Corporate Bond ETF | LQD | 40% | |
| | iShares® iBoxx $ High Yield Corporate Bond ETF | HYG | 15% | |
| Emerging Markets | iShares® MSCI Emerging Markets ETF | EEM | 20% | 30% |
| | iShares® J.P. Morgan USD Emerging Markets Bond ETF | EMB | 10% | |
| Real Assets | iShares® US Real Estate ETF | IYR | 20% | 30% |
| | SPDR® Gold Trust | GLD | 20% | |
| Inflation | iShares® TIPS Bond ETF | TIP | 5% | 5% |
| Cash | Cash - Reinvested ICE LIBOR USD 3 Month | | 50%* | 50% |

*This cap can increase by increments of 10% (subject to a maximum weight of 100%) as described above.

**Determining the Monthly Asset Weights for the Index Constituents in the Monthly Reference Portfolio**

Each Index Constituent is set to the relevant monthly asset weight determined as of the monthly selection date. The weights will be rebalanced each month during the Monthly Rebalancing Period. The "Monthly Rebalancing Period" is the three index business day period from but excluding the monthly selection date, and the "monthly selection date" is the fourth index business day before the last index business day of the relevant month.

**Observation Periods**

There are two observation periods, a 3-month short observation period and a 6-month long observation period.

**Eligible Portfolios**

An "Eligible Portfolio" is any hypothetical portfolio that is composed of all fourteen of the Index Constituents and that satisfies the Asset Cap and the Group Cap set forth in the table above. The weight assigned to each Index Constituent in an Eligible Portfolio may be zero or a positive number.

An Eligible Portfolio for each of the short-term and long-term observation periods is chosen based on their returns over the respective period.

The monthly asset weight to be assigned to an Index Constituent within a Monthly Rebalancing Period will be determined by the Index Calculation Agent as the average weights of that Index Constituent within the Short Term Portfolio and the Long Term Portfolio identified with respect to the relevant monthly selection date.

The actual weight of each of the Index Constituents within a Monthly Reference Portfolio determined on the relevant monthly selection date may fluctuate during the Monthly Rebalancing Period.

**Index Calculation**

On each index business day, excluding during the Monthly Rebalancing Period, the Calculation Agent will determine the return of the selected Monthly Reference Portfolio from and excluding the close of business on the immediately preceding business day to and including such business day. The level of the Index is then calculated by adding the excess of that return over the ICE LIBOR USD 3 Month interest rate to, and subtracting a fee of 0.85% per annum from, the level of the Index as of the close of business on the immediately preceding business day.

During the Monthly Rebalancing Period, the index is calculated as follows:

| For the index business day that is: | The Index level calculated for such day will reflect . . . |
|---|---|
| 1st index business day of the Monthly Rebalancing Period | 100% of the Performance of Monthly Reference Portfolio of month m-1 (which is the Prior Monthly Reference Portfolio) |
| 2nd index business day of the Monthly Rebalancing Period | 66.66% of the Performance of Monthly Reference Portfolio of month m-1 and 33.34% of the Performance of Monthly Reference Portfolio of month m |
| 3rd index business day of the Monthly Rebalancing Period | 33.33% of the Performance of Monthly Reference Portfolio of month m-1 and 66.67% of the Performance of Monthly Reference Portfolio of month m |
| 1st index business day following the Monthly Rebalancing Period | 100% of the Performance of Monthly Reference Portfolio of month m |

## Index Disclaimer

*HSBC Vantage5 Index (the "Index") is the exclusive property of HSBC Bank plc, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) to administer, maintain and calculate the Index. The Index is not endorsed by S&P or its affiliates or its third party licensors, including Standard & Poor's Financial Services LLC and Dow Jones Trademark Holdings LLC (collectively "S&P Dow Jones Indices"). "Calculated by S&P Custom Indices" and its related stylized mark(s) are service marks of S&P Dow Jones Indices and have been licensed for use by HSBC Bank plc. S&P® is a registered trademark of Standard & Poor's Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC. S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index.*

The Notes are not supported, endorsed, sold or promoted by S&P Dow Jones Indices. S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes or the ability of the Index to track ETF performance. S&P Dow Jones Indices' only relationship to HSBC Bank plc with respect to the Index is the licensing of certain trademarks, service marks and trade names of S&P Dow Jones Indices and for the provision of administration, calculation and maintenance services related to the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash or other redemption mechanics. S&P Dow Jones Indices has no obligation or liability in connection with the marketing or trading of the Notes. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation of S&P Dow Jones Indices to buy, sell, or hold such security nor is it investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION WITH RESPECT THERETO, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC BANK PLC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ITS TRADEMARKS, THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The Index is proprietary to HSBC Bank plc. No use or publication may be made of the Index, or any of its provisions or values, without the prior written consent of HSBC Bank plc. Neither HSBC Bank plc nor its duly appointed successor, acting as index owner (the "Index Owner"), nor S&P Dow Jones Indices or its duly appointed successor, acting as index administrator ("Index Administrator") and index calculation agent ("Index Calculation Agent"), are obliged to enter into or promote transactions or investments that are linked to the Index.

The Index Owner, the Index Administrator and the Index Calculation Agent do not assume any obligation or duty to any party and under no circumstances does the Index Owner, the Index Administrator or the Index Calculation Agent assume any relationship of agency or trust or of a fiduciary nature for or with any party. Any calculations or determinations in respect of the Index or any part thereof shall, unless otherwise specified, be made by the Index Calculation Agent, acting in good faith and in a commercially reasonable manner and shall (save in the case of manifest error) be final, conclusive and binding. The term "manifest error" as used herein shall mean an error that is plain and obvious and can be identified from the results of the calculation or determination itself without recourse to any underlying data.

The Index Owner makes no express or implied representations or warranties as to (a) the advisability of purchasing or assuming any risk in connection with any transaction or investment linked to the Index, (b) the levels at which the Index stands at any particular time on any particular date, (c) the results to be obtained by any party from the use of the Index or any data included in it for the purposes of issuing any financial instruments or carrying out any financial transaction linked to the Index or (d) any other matter. Calculations may be based on information obtained from various publicly available sources. The Index Administrator and the Index Calculation Agent have relied on these sources and have not independently verified the information extracted from these sources and accept no responsibility or liability in respect thereof.

Without prejudice to the foregoing, in no event shall the Index Owner, the Index Administrator nor the Index Calculation Agent, have any liability for any indirect, special, punitive or consequential damages (provided that any such damage is not reasonably foreseeable) even if notified of the possibility of such damages.

# INFORMATION ABOUT THE ETFS INCLUDED IN THE INDEX

## The SPDR® S&P 500® ETF Trust

The SPY is a unit investment trust that issues securities called "Standard & Poor's Depositary Receipts" or "SPDRs." The SPY is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol "SPY." The SPY is an investment company registered under the Investment Company Act of 1940, as amended. SPDRs represent an undivided ownership interest in a portfolio of all, or substantially all, of the common stocks of the S&P 500® Index, which is the underlying index for SPY. The returns of the SPY may be affected by certain management fees and other expenses, which are detailed in its prospectus.

### Historical Performance of the SPY



For more information about the SPY, see "The SPDR® S&P 500® ETF Trust" beginning on page S-3 of the accompanying Index Supplement.

### Historical Performance of the SPY

The graph above sets forth the historical performance of the SPY based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the SPY in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 147.24 | 133.51 | 143.93 | 10/01/15 | 12/31/15 | 211.00 | 191.63 | 203.89 |
| 10/01/12 | 12/31/12 | 146.27 | 135.70 | 142.52 | 01/01/16 | 03/31/16 | 206.10 | 183.03 | 205.56 |
| 01/02/13 | 03/28/13 | 156.73 | 142.52 | 156.55 | 04/01/16 | 06/30/16 | 212.39 | 199.53 | 209.53 |
| 04/01/13 | 06/28/13 | 167.11 | 154.14 | 160.01 | 07/01/16 | 09/30/16 | 219.09 | 208.39 | 216.30 |
| 07/01/13 | 09/30/13 | 173.14 | 160.01 | 168.10 | 10/01/16 | 12/30/16 | 227.76 | 208.55 | 223.53 |
| 10/01/13 | 12/31/13 | 184.67 | 165.48 | 184.67 | 01/01/17 | 03/31/17 | 239.78 | 223.53 | 235.74 |
| 01/01/14 | 03/31/14 | 188.26 | 174.15 | 187.04 | 04/01/17 | 06/30/17 | 244.66 | 232.51 | 241.80 |
| 04/01/14 | 06/30/14 | 196.48 | 181.48 | 195.72 | 07/01/17 | 09/29/17 | 251.23 | 240.55 | 251.23 |
| 07/01/14 | 09/30/14 | 201.82 | 190.99 | 197.02 | 10/01/17 | 12/29/17 | 268.20 | 251.23 | 266.86 |
| 10/01/14 | 12/31/14 | 208.72 | 186.27 | 205.50 | 01/01/18 | 03/29/18 | 286.58 | 257.63 | 263.15 |
| 01/01/15 | 03/31/15 | 211.99 | 198.97 | 206.43 | 04/01/18 | 06/29/18 | 278.92 | 257.47 | 270.89 |
| 04/01/15 | 06/30/15 | 213.50 | 205.42 | 205.85 | 07/01/18 | 09/28/18 | 293.93 | 269.25 | 290.72 |
| 07/01/15 | 09/30/15 | 212.59 | 187.27 | 191.63 | 10/01/18 | 10/04/18* | 291.73 | 289.44 | 289.44 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The iShares® Russell 2000 ETF

The IWM seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of its underlying index. The IWM typically earns income dividends from securities included in the underlying index. These amounts, net of expenses and taxes (if applicable), are passed along to the IWM's shareholders as "ordinary income." In addition, the IWM realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as "capital gain distributions." However, because the CDs are linked only to the share price of the IWM, you will not be entitled to receive income, dividend, or capital gain distributions from the IWM or any equivalent payments. The returns of the IWM may be affected by certain management fees and other expenses, which are detailed in its prospectus.

### Historical Performance of the IWM



For more information about the IWM, see "The iShares® Russell 2000 ETF" beginning on page S-7 of the accompanying Index Supplement.

### Historical Performance of the IWM

The graph above sets forth the historical performance of the IWM based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the IWM in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 86.40 | 76.68 | 83.46 | 10/01/15 | 12/31/15 | 119.85 | 109.01 | 112.51 |
| 10/01/12 | 12/31/12 | 84.69 | 76.88 | 84.29 | 01/01/16 | 03/31/16 | 112.51 | 94.80 | 110.62 |
| 01/02/13 | 03/28/13 | 94.80 | 84.29 | 94.26 | 04/01/16 | 06/30/16 | 118.43 | 108.69 | 114.97 |
| 04/01/13 | 06/28/13 | 99.51 | 89.58 | 97.16 | 07/01/16 | 09/30/16 | 125.70 | 113.69 | 124.21 |
| 07/01/13 | 09/30/13 | 107.10 | 97.16 | 106.62 | 10/01/16 | 12/30/16 | 138.31 | 115.00 | 134.85 |
| 10/01/13 | 12/31/13 | 115.31 | 103.67 | 115.31 | 01/01/17 | 03/31/17 | 140.36 | 133.75 | 137.48 |
| 01/01/14 | 03/31/14 | 119.83 | 108.64 | 116.34 | 04/01/17 | 06/30/17 | 142.10 | 133.72 | 140.92 |
| 04/01/14 | 06/30/14 | 118.81 | 108.88 | 118.81 | 07/01/17 | 09/29/17 | 148.18 | 134.83 | 148.18 |
| 07/01/14 | 09/30/14 | 120.02 | 109.35 | 109.35 | 10/01/17 | 12/29/17 | 154.30 | 145.63 | 152.46 |
| 10/01/14 | 12/31/14 | 121.08 | 104.30 | 119.67 | 01/01/18 | 03/29/18 | 159.96 | 145.44 | 151.83 |
| 01/01/15 | 03/31/15 | 126.03 | 114.69 | 124.35 | 04/01/18 | 06/29/18 | 169.97 | 148.13 | 163.88 |
| 04/01/15 | 06/30/15 | 129.01 | 120.85 | 124.86 | 07/01/18 | 09/28/18 | 173.02 | 163.77 | 173.02 |
| 07/01/15 | 09/30/15 | 126.31 | 107.53 | 109.20 | 10/01/18 | 10/04/18* | 166.33 | 163.64 | 163.64 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The PowerShares® S&P 500® Low Volatility Portfolio

The SPLV seeks investment results that generally correspond (before fees and expenses) to the price and yield of the S&P 500® Low Volatility Index (the "SP5LVI"). The SPLV generally will invest at least 90% of its total assets in common stocks that comprise the SP5LVI. S&P Dow Jones Indices LLC ("S&P") compiles, maintains and calculates the SP5LVI. Strictly in accordance with its existing guidelines and mandated procedures, S&P selects 100 securities from the S&P 500® Index for inclusion in the SP5LVI that have the lowest realized volatility over the past 12 months as determined by S&P. Volatility is a statistical measurement of the magnitude of up and down asset price fluctuations (increases or decreases in a stock's price) over time. The SPLV generally invests in all of the securities comprising the SP5LVI in proportion to their weightings in the SP5LVI. The returns of the SPLV may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the SPLV



**For more information about the SPLV, see "The PowerShares® S&P 500® Low Volatility Portfolio" beginning on page S-9 of the accompanying Index Supplement.**

### Historical Performance of the SPLV

The graph above sets forth the historical performance of the SPLV based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the SPLV in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 28.34 | 27.38 | 28.17 | 10/01/15 | 12/31/15 | 39.20 | 35.91 | 38.57 |
| 10/01/12 | 12/31/12 | 28.63 | 26.87 | 27.68 | 01/01/16 | 03/31/16 | 40.40 | 36.18 | 40.33 |
| 01/02/13 | 03/28/13 | 31.08 | 27.68 | 31.08 | 04/01/16 | 06/30/16 | 42.79 | 39.62 | 42.79 |
| 04/01/13 | 06/28/13 | 32.51 | 30.13 | 31.12 | 07/01/16 | 09/30/16 | 43.19 | 40.82 | 41.49 |
| 07/01/13 | 09/30/13 | 32.60 | 30.59 | 31.20 | 10/01/16 | 12/30/16 | 41.88 | 39.61 | 41.58 |
| 10/01/13 | 12/31/13 | 33.16 | 30.80 | 33.16 | 01/01/17 | 03/31/17 | 43.91 | 41.44 | 43.47 |
| 01/01/14 | 03/31/14 | 34.03 | 31.60 | 34.03 | 04/01/17 | 06/30/17 | 45.69 | 43.19 | 44.73 |
| 04/01/14 | 06/30/14 | 35.59 | 33.50 | 35.59 | 07/01/17 | 09/29/17 | 45.95 | 44.44 | 45.79 |
| 07/01/14 | 09/30/14 | 35.62 | 33.84 | 34.97 | 10/01/17 | 12/29/17 | 48.25 | 45.79 | 47.74 |
| 10/01/14 | 12/31/14 | 38.72 | 34.26 | 37.96 | 01/01/18 | 03/29/18 | 49.25 | 44.86 | 46.97 |
| 01/01/15 | 03/31/15 | 38.90 | 37.03 | 37.93 | 04/01/18 | 06/29/18 | 47.56 | 46.17 | 47.37 |
| 04/01/15 | 06/30/15 | 38.28 | 36.56 | 36.64 | 07/01/18 | 09/28/18 | 50.42 | 47.12 | 49.52 |
| 07/01/15 | 09/30/15 | 38.68 | 34.31 | 35.96 | 10/01/18 | 10/04/18* | 49.54 | 49.22 | 49.22 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The PowerShares® QQQ Trust℠, Series 1

The QQQ, an exchange traded fund, is a registered investment company which both (a) continuously issues and redeems "in-kind" its shares, known as PowerShares® QQQ Shares℠ or QQQ℠, only in large lot sizes called Creation Units at their once-daily net asset value and (b) lists the shares individually for trading on the Nasdaq Stock Market at prices established throughout the trading day, like any other listed equity security trading in the fourthary market on the Nasdaq Stock Market. The investment objective of the QQQ is to provide investment results that generally correspond to the price and yield performance of the Nasdaq-100 Index® by holding all the stocks comprising the Nasdaq-100 Index®. The returns of the QQQ may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the QQQ

**For more information about the QQQ, see "The PowerShares® QQQ Trust℠, Series 1" beginning on page S-12 of the accompanying Index Supplement.**

### Historical Performance of the QQQ

The graph above sets forth the historical performance of the QQQ based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the QQQ in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 70.40 | 62.43 | 68.58 | 10/01/15 | 12/31/15 | 115.15 | 101.76 | 111.88 |
| 10/01/12 | 12/31/12 | 69.36 | 62.01 | 65.11 | 01/01/16 | 03/31/16 | 111.88 | 96.31 | 109.18 |
| 01/02/13 | 03/28/13 | 68.98 | 65.11 | 68.98 | 04/01/16 | 06/30/16 | 111.23 | 102.27 | 107.61 |
| 04/01/13 | 06/28/13 | 74.30 | 67.14 | 71.19 | 07/01/16 | 09/30/16 | 119.07 | 107.43 | 118.69 |
| 07/01/13 | 09/30/13 | 79.50 | 71.19 | 78.88 | 10/01/16 | 12/30/16 | 120.81 | 113.63 | 118.56 |
| 10/01/13 | 12/31/13 | 87.96 | 76.98 | 87.96 | 01/01/17 | 03/31/17 | 132.46 | 118.56 | 132.36 |
| 01/01/14 | 03/31/14 | 91.09 | 84.32 | 87.68 | 04/01/17 | 06/30/17 | 143.57 | 130.38 | 137.50 |
| 04/01/14 | 06/30/14 | 93.90 | 84.10 | 93.90 | 07/01/17 | 09/29/17 | 146.41 | 136.20 | 145.46 |
| 07/01/14 | 09/30/14 | 100.28 | 93.90 | 98.82 | 10/01/17 | 12/29/17 | 158.58 | 145.46 | 155.75 |
| 10/01/14 | 12/31/14 | 106.03 | 91.84 | 103.21 | 01/01/18 | 03/29/18 | 173.87 | 153.47 | 160.20 |
| 01/01/15 | 03/31/15 | 109.39 | 99.65 | 105.61 | 04/01/18 | 06/29/18 | 177.60 | 155.62 | 171.19 |
| 04/01/15 | 06/30/15 | 110.98 | 105.06 | 107.12 | 07/01/18 | 09/28/18 | 187.51 | 169.69 | 185.77 |
| 07/01/15 | 09/30/15 | 113.98 | 98.10 | 101.76 | 10/01/18 | 10/04/18* | 186.16 | 182.44 | 182.44 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The iShares® MSCI EAFE ETF

The EFA seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the European, Australasian, and Far Eastern markets, as measured by the MSCI EAFE® Index, which is the underlying index of the EFA. The returns of the EFA may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the EFA


80
70
60
50
40
30
20
10
0
2012
2013
2014
2015
2016
2017
2018

**For more information about the EFA, see "The iShares® MSCI EAFE ETF" beginning on page S-15 of the accompanying Index Supplement.**

### Historical Performance of the EFA

The graph above sets forth the historical performance of the EFA based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the EFA in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 55.15 | 47.62 | 53.00 | 10/01/15 | 12/31/15 | 62.06 | 57.32 | 58.75 |
| 10/01/12 | 12/31/12 | 56.88 | 51.96 | 56.82 | 01/01/16 | 03/31/16 | 58.75 | 51.38 | 57.13 |
| 01/02/13 | 03/28/13 | 59.89 | 56.82 | 58.98 | 04/01/16 | 06/30/16 | 59.87 | 52.64 | 55.81 |
| 04/01/13 | 06/28/13 | 63.53 | 57.03 | 57.38 | 07/01/16 | 09/30/16 | 59.86 | 54.44 | 59.13 |
| 07/01/13 | 09/30/13 | 65.05 | 57.38 | 63.79 | 10/01/16 | 12/30/16 | 59.20 | 56.20 | 57.73 |
| 10/01/13 | 12/31/13 | 67.06 | 62.71 | 67.06 | 01/01/17 | 03/31/17 | 62.60 | 57.73 | 62.29 |
| 01/01/14 | 03/31/14 | 68.03 | 62.31 | 67.17 | 04/01/17 | 06/30/17 | 67.22 | 61.44 | 65.20 |
| 04/01/14 | 06/30/14 | 70.67 | 66.26 | 68.37 | 07/01/17 | 09/29/17 | 68.48 | 64.83 | 68.48 |
| 07/01/14 | 09/30/14 | 69.25 | 64.12 | 64.12 | 10/01/17 | 12/29/17 | 70.80 | 68.42 | 70.31 |
| 10/01/14 | 12/31/14 | 64.51 | 59.53 | 60.84 | 01/01/18 | 03/29/18 | 75.25 | 67.94 | 69.68 |
| 01/01/15 | 03/31/15 | 65.99 | 58.48 | 64.17 | 04/01/18 | 06/29/18 | 71.90 | 66.35 | 66.60 |
| 04/01/15 | 06/30/15 | 68.42 | 63.49 | 63.49 | 07/01/18 | 09/28/18 | 69.13 | 65.15 | 67.99 |
| 07/01/15 | 09/30/15 | 65.46 | 56.25 | 57.32 | 10/01/18 | 10/04/18* | 68.07 | 66.81 | 66.81 |

* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The iShares® 20+ Year Treasury Bond ETF

The TLT seeks to track the investment results of the ICE U.S. Treasury 20+ Year Bond Index, which measures the performance of public obligations of the U.S. Treasury that have a remaining maturity greater than twenty years. The returns of the TLT may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the TLT


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100
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40
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2012
2013
2014
2015
2016
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2018

**For more information about the TLT, see "The iShares® 20+ Year Treasury Bond ETF" beginning on page S-17 of the accompanying Index Supplement.**

### Historical Performance of the TLT

The graph above sets forth the historical performance of the TLT based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the TLT in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 132.16 | 118.30 | 124.23 | 10/01/15 | 12/31/15 | 124.56 | 118.33 | 120.62 |
| 10/01/12 | 12/31/12 | 126.73 | 120.07 | 121.18 | 01/01/16 | 03/31/16 | 133.59 | 120.62 | 130.54 |
| 01/02/13 | 03/28/13 | 121.18 | 114.75 | 117.76 | 04/01/16 | 06/30/16 | 139.55 | 127.25 | 138.79 |
| 04/01/13 | 06/28/13 | 124.00 | 107.88 | 110.44 | 07/01/16 | 09/30/16 | 143.62 | 133.72 | 137.55 |
| 07/01/13 | 09/30/13 | 110.44 | 102.13 | 106.40 | 10/01/16 | 12/30/16 | 137.55 | 116.80 | 119.10 |
| 10/01/13 | 12/31/13 | 108.31 | 101.81 | 101.86 | 01/01/17 | 03/31/17 | 122.55 | 116.54 | 120.68 |
| 01/01/14 | 03/31/14 | 109.99 | 101.86 | 109.10 | 04/01/17 | 06/30/17 | 128.22 | 120.44 | 125.12 |
| 04/01/14 | 06/30/14 | 114.76 | 107.27 | 113.52 | 07/01/17 | 09/29/17 | 129.25 | 122.77 | 124.75 |
| 07/01/14 | 09/30/14 | 119.05 | 110.68 | 116.27 | 10/01/17 | 12/29/17 | 128.31 | 122.47 | 126.89 |
| 10/01/14 | 12/31/14 | 127.60 | 116.27 | 125.92 | 01/01/18 | 03/29/18 | 126.89 | 116.76 | 121.94 |
| 01/01/15 | 03/31/15 | 138.50 | 123.50 | 130.69 | 04/01/18 | 06/29/18 | 122.22 | 116.22 | 122.12 |
| 04/01/15 | 06/30/15 | 132.13 | 115.23 | 117.46 | 07/01/18 | 09/28/18 | 122.92 | 116.20 | 117.27 |
| 07/01/15 | 09/30/15 | 126.40 | 115.62 | 123.54 | 10/01/18 | 10/04/18* | 116.90 | 114.03 | 114.03 |

* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The iShares® iBoxx $ Investment Grade Corporate Bond ETF

The LQD seeks to track the investment results of the Markit iBoxx® USD Liquid Investment Grade Index, an index composed of U.S. dollar-denominated, investment-grade corporate bonds. The LQD is primarily invested in the banking, consumer services and telecommunications sectors. The returns of the LQD may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the LQD



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**For more information about the LQD, see "The iShares® iBoxx $ Investment Grade Corporate Bond ETF" beginning on page S-18 of the accompanying Index Supplement.**

**Historical Performance of the LQD**

The graph above sets forth the historical performance of the LQD based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the SPY in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 121.77 | 117.66 | 121.77 | 10/01/15 | 12/31/15 | 117.59 | 113.82 | 114.01 |
| 10/01/12 | 12/31/12 | 123.13 | 120.44 | 120.99 | 01/01/16 | 03/31/16 | 118.82 | 112.92 | 118.82 |
| 01/02/13 | 03/28/13 | 121.27 | 118.74 | 119.90 | 04/01/16 | 06/30/16 | 122.73 | 118.56 | 122.73 |
| 04/01/13 | 06/28/13 | 122.34 | 111.48 | 113.65 | 07/01/16 | 09/30/16 | 124.40 | 121.39 | 123.18 |
| 07/01/13 | 09/30/13 | 115.45 | 110.91 | 113.52 | 10/01/16 | 12/30/16 | 123.18 | 115.60 | 117.18 |
| 10/01/13 | 12/31/13 | 115.59 | 113.01 | 114.21 | 01/01/17 | 03/31/17 | 118.78 | 115.62 | 117.91 |
| 01/01/14 | 03/31/14 | 117.39 | 114.21 | 116.97 | 04/01/17 | 06/30/17 | 121.40 | 117.78 | 120.51 |
| 04/01/14 | 06/30/14 | 119.92 | 116.15 | 119.26 | 07/01/17 | 09/29/17 | 121.61 | 119.72 | 121.23 |
| 07/01/14 | 09/30/14 | 120.58 | 117.32 | 118.22 | 10/01/17 | 12/29/17 | 121.79 | 119.89 | 121.56 |
| 10/01/14 | 12/31/14 | 120.30 | 117.70 | 119.41 | 01/01/18 | 03/29/18 | 121.56 | 115.72 | 117.39 |
| 01/01/14 | 03/31/15 | 123.89 | 119.15 | 121.71 | 04/01/18 | 06/29/18 | 117.39 | 113.81 | 114.51 |
| 04/01/15 | 06/30/15 | 122.22 | 114.94 | 115.72 | 07/01/18 | 09/28/18 | 116.36 | 114.16 | 114.93 |
| 07/01/15 | 09/30/15 | 116.56 | 114.74 | 116.09 | 10/01/18 | 10/04/18* | 114.52 | 113.38 | 113.38 |

* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The iShares® iBoxx $ High Yield Corporate Bond ETF

The HYG seeks to track the investment results of the Markit iBoxx® USD Liquid High Yield Index. The underlying index is a rules-based index consisting of liquid U.S. dollar-denominated, high yield corporate bonds for sale in the United States, which is designed to provide a broad representation of the U.S. dollar-denominated high yield liquid corporate bond market. The returns of the HYG may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the HYG



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**For more information about the HYG, see "The iShares® iBoxx $ High Yield Corporate Bond ETF" beginning on page S-21 of the accompanying Index Supplement.**

**Historical Performance of the HYG**

The graph above sets forth the historical performance of the HYG based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the HYG in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 93.910 | 90.450 | 92.370 | 10/01/15 | 12/31/15 | 85.83 | 78.84 | 80.58 |
| 10/01/12 | 12/31/12 | 93.900 | 90.670 | 93.350 | 01/01/16 | 03/31/16 | 82.40 | 75.59 | 81.69 |
| 01/02/13 | 03/28/13 | 94.880 | 92.980 | 94.350 | 04/01/16 | 06/30/16 | 84.69 | 80.87 | 84.69 |
| 04/01/13 | 06/28/13 | 96.290 | 89.040 | 90.860 | 07/01/16 | 09/30/16 | 87.26 | 83.99 | 87.26 |
| 07/01/13 | 09/30/13 | 93.970 | 89.850 | 91.560 | 10/01/16 | 12/30/16 | 87.42 | 83.47 | 86.55 |
| 10/01/13 | 12/31/13 | 93.790 | 91.510 | 92.880 | 01/01/17 | 03/31/17 | 88.36 | 86.11 | 87.78 |
| 01/01/14 | 03/31/14 | 94.930 | 92.510 | 94.390 | 04/01/17 | 06/30/17 | 88.66 | 87.22 | 88.39 |
| 04/01/14 | 06/30/14 | 95.380 | 93.780 | 95.200 | 07/01/17 | 09/29/17 | 88.97 | 87.18 | 88.76 |
| 07/01/14 | 09/30/14 | 95.200 | 91.360 | 91.950 | 10/01/17 | 12/29/17 | 88.76 | 86.68 | 87.26 |
| 10/01/14 | 12/31/14 | 93.180 | 86.890 | 89.600 | 01/01/18 | 03/29/18 | 87.97 | 84.92 | 85.64 |
| 01/01/15 | 03/31/15 | 91.900 | 88.430 | 90.610 | 04/01/18 | 06/29/18 | 86.46 | 84.96 | 85.28 |
| 04/01/15 | 06/30/15 | 91.500 | 88.380 | 88.800 | 07/01/18 | 09/28/18 | 86.47 | 84.61 | 86.44 |
| 07/01/15 | 09/30/15 | 88.930 | 82.770 | 83.290 | 10/01/18 | 10/04/18* | 86.30 | 85.42 | 85.42 |

* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The iShares® MSCI Emerging Markets ETF

The EEM seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed by MSCI to represent the performance of equity securities in selected emerging markets countries. The returns of the EEM may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the EEM



**For more information about the EEM, see "The iShares® MSCI Emerging Markets ETF" beginning on page S-24 of the accompanying Index Supplement.**

### Historical Performance of the EEM

The graph above sets forth the historical performance of the EEM based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the EEM in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 42.37 | 37.42 | 41.32 | 10/01/15 | 12/31/15 | 36.29 | 31.55 | 32.19 |
| 10/01/12 | 12/31/12 | 44.35 | 40.14 | 44.35 | 01/01/16 | 03/31/16 | 34.28 | 28.25 | 34.25 |
| 01/02/13 | 03/28/13 | 45.20 | 41.80 | 42.78 | 04/01/16 | 06/30/16 | 35.26 | 31.87 | 34.36 |
| 04/01/13 | 06/28/13 | 44.23 | 36.63 | 38.57 | 07/01/16 | 09/30/16 | 38.20 | 33.77 | 37.45 |
| 07/01/13 | 09/30/13 | 43.29 | 37.34 | 40.77 | 10/01/16 | 12/30/16 | 38.10 | 34.08 | 35.01 |
| 10/01/13 | 12/31/13 | 43.66 | 40.44 | 41.77 | 01/01/17 | 03/31/17 | 39.98 | 35.01 | 39.39 |
| 01/01/14 | 03/31/14 | 41.77 | 37.09 | 40.99 | 04/01/17 | 06/30/17 | 41.93 | 38.81 | 41.39 |
| 04/01/14 | 06/30/14 | 43.95 | 40.82 | 43.23 | 07/01/17 | 09/29/17 | 45.85 | 41.05 | 44.81 |
| 07/01/14 | 09/30/14 | 45.85 | 41.56 | 41.56 | 10/01/17 | 12/29/17 | 47.81 | 44.81 | 47.12 |
| 10/01/14 | 12/31/14 | 42.44 | 37.73 | 39.29 | 01/01/18 | 03/29/18 | 52.08 | 45.69 | 48.28 |
| 01/01/15 | 03/31/15 | 41.07 | 37.92 | 40.13 | 04/01/18 | 06/29/18 | 48.28 | 42.33 | 42.69 |
| 04/01/15 | 06/30/15 | 44.09 | 39.04 | 39.62 | 07/01/18 | 09/28/18 | 45.06 | 40.63 | 42.92 |
| 07/01/15 | 09/30/15 | 39.78 | 31.32 | 32.78 | 10/01/18 | 10/04/18* | 42.93 | 40.99 | 40.99 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The iShares® J.P. Morgan USD Emerging Markets Bond ETF

The EMB seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the J.P. Morgan EMBI^SM Global Core Index. The EMBIG Core Index is a broad, diverse U.S. dollar-denominated emerging markets debt benchmark, which tracks the total return of actively traded external debt instruments in emerging market countries. The returns of the EMB may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the EMB



**For more information about the EMB, see "The iShares® J.P. Morgan USD Emerging Markets Bond ETF" beginning on page S-26 of the accompanying Index Supplement.**

### Historical Performance of the EMB

The graph above sets forth the historical performance of the EMB based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the EMB in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 121.26 | 114.72 | 121.26 | 10/01/15 | 12/31/15 | 109.55 | 105.29 | 105.78 |
| 10/01/12 | 12/31/12 | 123.16 | 120.75 | 122.80 | 01/01/16 | 03/31/16 | 110.38 | 103.11 | 110.35 |
| 01/02/13 | 03/28/13 | 123.16 | 117.47 | 117.47 | 04/01/16 | 06/30/16 | 115.15 | 109.70 | 115.15 |
| 04/01/13 | 06/28/13 | 121.68 | 103.56 | 109.53 | 07/01/16 | 09/30/16 | 117.97 | 114.98 | 117.21 |
| 07/01/13 | 09/30/13 | 112.00 | 104.91 | 109.00 | 10/01/16 | 12/30/16 | 117.21 | 108.16 | 110.22 |
| 10/01/13 | 12/31/13 | 111.78 | 106.93 | 108.16 | 01/01/17 | 03/31/17 | 114.06 | 110.22 | 113.70 |
| 01/01/14 | 03/31/14 | 111.42 | 106.69 | 111.42 | 04/01/17 | 06/30/17 | 116.05 | 113.36 | 114.36 |
| 04/01/14 | 06/30/14 | 115.65 | 110.93 | 115.27 | 07/01/17 | 09/29/17 | 117.23 | 112.83 | 116.43 |
| 07/01/14 | 09/30/14 | 116.31 | 112.85 | 112.85 | 10/01/17 | 12/29/17 | 116.46 | 114.36 | 116.11 |
| 10/01/14 | 12/31/14 | 114.68 | 106.04 | 109.71 | 01/01/18 | 03/29/18 | 116.71 | 111.11 | 112.82 |
| 01/01/15 | 03/31/15 | 112.45 | 108.28 | 112.12 | 04/01/18 | 06/29/18 | 112.82 | 106.20 | 106.78 |
| 04/01/15 | 06/30/15 | 114.24 | 108.89 | 109.92 | 07/01/18 | 09/28/18 | 109.76 | 105.08 | 107.85 |
| 07/01/15 | 09/30/15 | 109.97 | 105.54 | 106.40 | 10/01/18 | 10/04/18* | 107.49 | 106.19 | 106.19 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The iShares® U.S. Real Estate ETF

The IYR seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Dow Jones U.S. Real Estate Index. The Dow Jones U.S. Real Estate Index is a float-adjusted market capitalization-weighted real-time index that provides a broad measure of the performance of the real estate sector of the U.S. securities market. The returns of the IYR may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the IYR



**For more information about the IYR, see "The iShares® U.S. Real Estate ETF" beginning on page S-27 of the accompanying Index Supplement.**

### Historical Performance of the IYR

The graph above sets forth the historical performance of the IYR based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the IYR in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 67.80 | 63.97 | 64.39 | 10/01/15 | 12/31/15 | 77.03 | 70.95 | 75.11 |
| 10/01/12 | 12/31/12 | 65.42 | 61.15 | 64.72 | 01/01/16 | 03/31/16 | 77.86 | 66.28 | 77.86 |
| 01/02/13 | 03/28/13 | 69.48 | 64.72 | 69.48 | 04/01/16 | 06/30/16 | 82.30 | 75.83 | 82.30 |
| 04/01/13 | 06/28/13 | 75.54 | 63.55 | 66.39 | 07/01/16 | 09/30/16 | 85.69 | 78.83 | 80.64 |
| 07/01/13 | 09/30/13 | 69.42 | 60.92 | 63.76 | 10/01/16 | 12/30/16 | 80.64 | 72.87 | 76.94 |
| 10/01/13 | 12/31/13 | 68.18 | 62.01 | 63.09 | 01/01/17 | 03/31/17 | 80.73 | 76.13 | 78.49 |
| 01/01/14 | 03/31/14 | 69.24 | 62.98 | 67.67 | 04/01/17 | 06/30/17 | 81.74 | 77.43 | 79.77 |
| 04/01/14 | 06/30/14 | 72.90 | 67.52 | 71.79 | 07/01/17 | 09/29/17 | 82.37 | 78.03 | 79.88 |
| 07/01/14 | 09/30/14 | 74.82 | 68.88 | 69.20 | 10/01/17 | 12/29/17 | 82.92 | 79.24 | 81.01 |
| 10/01/14 | 12/31/14 | 79.01 | 69.14 | 76.84 | 01/01/18 | 03/29/18 | 81.01 | 71.79 | 75.47 |
| 01/01/15 | 03/31/15 | 83.14 | 76.42 | 79.32 | 04/01/18 | 06/29/18 | 80.70 | 73.93 | 80.38 |
| 04/01/15 | 06/30/15 | 80.64 | 71.30 | 71.30 | 07/01/18 | 09/28/18 | 83.61 | 78.70 | 80.20 |
| 07/01/15 | 09/30/15 | 76.58 | 68.69 | 70.95 | 10/01/18 | 10/04/18* | 79.36 | 77.91 | 77.91 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## The SPDR® Gold Trust

The investment objective of the Gold Trust is to reflect the performance of the price of gold bullion, less the Gold Trust's expenses. The Gold Trust holds gold bars. The Gold Trust issues SPDR® Gold Shares, which represent units of fractional undivided beneficial interest in and ownership of the Gold Trust. The SPDR® Gold Shares trade on NYSE Arca, Inc. under the symbol "GLD." The returns of the GLD may be affected by certain management fees and other expenses, which are detailed in its prospectus.

## Historical Performance of the GLD



**For more information about the GLD, see "The SPDR® Gold Trust" beginning on page S-29 of the accompanying Index Supplement.**

### Historical Performance of the GLD

The graph above sets forth the historical performance of the GLD based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the GLD in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 172.36 | 152.15 | 172.02 | 10/01/15 | 12/31/15 | 113.81 | 100.50 | 101.46 |
| 10/01/12 | 12/31/12 | 173.61 | 159.71 | 162.01 | 01/01/16 | 03/31/16 | 121.50 | 101.46 | 117.60 |
| 01/02/13 | 03/28/13 | 163.67 | 151.41 | 154.45 | 04/01/16 | 06/30/16 | 126.68 | 115.63 | 126.52 |
| 04/01/13 | 06/28/13 | 154.67 | 115.92 | 119.15 | 07/01/16 | 09/30/16 | 130.52 | 124.78 | 125.64 |
| 07/01/13 | 09/30/13 | 136.72 | 118.09 | 128.17 | 10/01/16 | 12/30/16 | 125.64 | 107.34 | 109.61 |
| 10/01/13 | 12/31/13 | 130.56 | 114.82 | 116.17 | 01/01/17 | 03/31/17 | 119.70 | 109.61 | 118.72 |
| 01/01/14 | 03/31/14 | 133.10 | 116.17 | 123.61 | 04/01/17 | 06/30/17 | 123.10 | 116.04 | 118.02 |
| 04/01/14 | 06/30/14 | 128.04 | 119.70 | 128.04 | 07/01/17 | 09/29/17 | 128.13 | 115.28 | 121.58 |
| 07/01/14 | 09/30/14 | 128.78 | 116.21 | 116.21 | 10/01/17 | 12/29/17 | 123.82 | 118.01 | 123.65 |
| 10/01/14 | 12/31/14 | 120.02 | 109.79 | 113.58 | 01/01/18 | 03/29/18 | 128.83 | 123.65 | 125.79 |
| 01/01/15 | 03/31/15 | 125.23 | 110.21 | 113.66 | 04/01/18 | 06/29/18 | 128.11 | 118.22 | 118.22 |
| 04/01/15 | 06/30/15 | 117.53 | 112.24 | 112.37 | 07/01/18 | 09/28/18 | 119.73 | 111.07 | 112.76 |
| 07/01/15 | 09/30/15 | 112.37 | 103.93 | 106.86 | 10/01/18 | 10/04/18* | 113.87 | 112.57 | 113.48 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

**The iShares® TIPS Bond ETF**

The TIP is an exchange-traded fund that seeks to track the investment results, before fees and expenses, of an index composed of inflation-protected U.S. Treasury bonds, which is currently the Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L). The Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) includes all publicly issued U.S. Treasury inflation protected securities that have at least one year remaining to maturity, are rated investment grade and have $250 million or more of outstanding face value. The returns of the TIP may be affected by certain management fees and other expenses, which are detailed in its prospectus.

**Historical Performance of the TIP**



**For more information about the TIP, see "The iShares® TIPS Bond ETF" beginning on page S-31 of the accompanying Index Supplement.**

Historical Performance of the TIP

The graph above sets forth the historical performance of the TIP based on the daily historical closing prices from January 1, 2012 to October 4, 2018, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. **The graph above and the historical prices of the TIP in the table below should not be taken as an indication of future performance.**

| Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) | Quarter Begin | Quarter End | Quarterly High ($) | Quarterly Low ($) | Quarterly Close ($) |
|---|---|---|---|---|---|---|---|---|---|
| 07/02/12 | 09/28/12 | 121.93 | 118.69 | 121.76 | 10/01/15 | 12/31/15 | 111.80 | 109.15 | 109.68 |
| 10/01/12 | 12/31/12 | 123.30 | 121.22 | 121.41 | 01/01/16 | 03/31/16 | 114.64 | 109.68 | 114.64 |
| 01/02/13 | 03/28/13 | 121.52 | 119.94 | 121.25 | 04/01/16 | 06/30/16 | 116.67 | 113.64 | 116.67 |
| 04/01/13 | 06/28/13 | 122.57 | 110.00 | 112.01 | 07/01/16 | 09/30/16 | 117.55 | 114.61 | 116.49 |
| 07/01/13 | 09/30/13 | 113.39 | 108.71 | 112.58 | 10/01/16 | 12/30/16 | 116.49 | 111.09 | 113.17 |
| 10/01/13 | 12/31/13 | 113.41 | 109.75 | 109.90 | 01/01/17 | 03/31/17 | 114.96 | 112.62 | 114.65 |
| 01/01/14 | 03/31/14 | 113.22 | 109.90 | 112.10 | 04/01/17 | 06/30/17 | 115.23 | 113.21 | 113.43 |
| 04/01/14 | 06/30/14 | 115.91 | 111.46 | 115.36 | 07/01/17 | 09/29/17 | 115.22 | 112.41 | 113.58 |
| 07/01/14 | 09/30/14 | 115.75 | 111.71 | 112.07 | 10/01/17 | 12/29/17 | 114.30 | 112.97 | 114.08 |
| 10/01/14 | 12/31/14 | 114.32 | 111.52 | 112.01 | 01/01/18 | 03/29/18 | 114.08 | 111.39 | 113.05 |
| 01/01/15 | 03/31/15 | 115.63 | 111.51 | 113.59 | 04/01/18 | 06/29/18 | 113.18 | 111.06 | 112.83 |
| 04/01/15 | 06/30/15 | 115.49 | 110.86 | 112.05 | 07/01/18 | 09/28/18 | 113.04 | 110.27 | 110.62 |
| 07/01/15 | 09/30/15 | 113.08 | 110.01 | 110.69 | 10/01/18 | 10/04/18* | 110.37 | 109.57 | 109.57 |

\* This document includes, for the fourth calendar quarter of 2018, data for the period from October 1, 2018 through October 4, 2018. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

## TABLE OF CONTENTS

### Free Writing Prospectus



### Equity Index Underlying Supplement



### Prospectus Supplement



### Prospectus



### Index Supplement



**You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement, prospectus and Index Supplement. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement, prospectus and Index Supplement. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement, prospectus and Index Supplement are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement, prospectus and Index Supplement is correct on any date after their respective dates.**

# HSBC USA Inc.

# $ Leveraged Performance Notes Linked to the HSBC Vantage5 Index (USD) Excess Return

## October 9, 2018

## FREE WRITING PROSPECTUS